Exhibit 99.3

BRF - BRASIL FOODS S.A.

Public Company

CNPJ n° 01.838.723/0001-27

Rua Jorge Tzachel, 475

Itajaí - SC

July 20, 2009

Dear ADR Holder of BRF — Brasil Foods S.A.:

On May 19, 2009, BRF — Brasil Foods S.A. (formerly named Perdigão S.A.) (“we” or the “Company”) signed a merger agreement with Sadia S.A. (“Sadia”) that contemplates a business combination of the two companies.  Under the proposed business combination, Sadia is expected to become the Company’s wholly owned subsidiary.  Holders of common and preferred shares of Sadia will receive common shares of the Company, and holders of American depositary shares (“ADSs”) representing preferred shares of Sadia will receive ADSs representing common shares of the Company.

The Business Combination

The business combination is subject to the approval of holders of common shares of each of the Company and Sadia.  A number of steps in the business combination have been approved at separate extraordinary general meetings of the common shareholders of the Company, Sadia and HFF Participações S.A. (“HFF”), a holding company formed by the controlling shareholders of Sadia for purposes of the business combination, which meetings took place on July 8, 2009.  As a result of these meetings, holders of common shares of HFF received 0.16627 common shares of the Company for each share they hold, without any further action by these holders, and HFF became a wholly owned subsidiary of the Company.

In addition, as a result of these meetings, we changed our corporate name from Perdigão S.A. to BRF — Brasil Foods S.A., moved our headquarters to Itajaí in the State of Santa Catarina, Brazil and changed our certificate of incorporation so that our board of directors now has nine to eleven members and a co-chairman structure.

Additional separate extraordinary meetings of the common shareholders of the Company and Sadia are currently scheduled to take place on August 18, 2009, and the enclosed notice of meeting to shareholders relates to our shareholders’ meeting to be held on that date. As a result of these meetings, if approved:

•                  Holders of common and preferred shares of Sadia will receive 0.132998 common shares of the Company for each common share or preferred share, respectively, they hold without any further action by those holders; and

•                  Holders of ADSs representing preferred shares of Sadia will receive 0.199497 ADSs representing common shares of the Company for each ADS they hold.

The business combination is also subject to approval by Brazilian and foreign antitrust authorities. The Brazilian and foreign authorities could impose significant conditions to their approvals affecting our operations in the relevant jurisdictions, particularly where we have significant market share. On July 7, 2009, we entered into an agreement with the Brazilian antitrust authorities, under which we agreed to ensure the reversibility of the business combination with Sadia until a final decision is made by these authorities. The agreement, among other things, prevents our company and Sadia from integrating their administrative, production and commercial operations.

Participation in the Shareholder Vote

The accompanying notice of meeting and proxy card contain information about our shareholder meeting shareholders to be held on August 18, 2009.  Holders of American Depositary Receipts (“ADRs”) representing

ADSs of the Company registered on the books of The Bank of New York Mellon, as depositary (the “Depositary”), at the close of business on July 17, 2009 may use the enclosed proxy card to instruct the Depositary to endeavor, insofar as practicable, to vote or cause to be voted the common shares underlying those ADSs at the shareholder meeting, or any adjournment or postponement thereof, in the manner set forth on the proxy card.  The accompanying notice of meeting lists the items on the agenda for the shareholder meeting.

We urge you to obtain further information about the meeting, including the following:

•                  the proposal of our board of directors, which was included in the second Report on Form 6-K we filed with the U.S. Securities and Exchange Commission (“SEC”) on July 9, 2009;

•                  the proposed Protocol and Justification of Merger of Shares relating to the business combination with Sadia, a copy of which was also included in the second Report on Form 6-K we filed with the SEC on July 9, 2009;

•                  the valuation report prepared by Credit Suisse First Boston S.A. to be considered at the meeting, a copy of which was included in the first Report on Form 6-K we filed with the SEC on July 10, 2009; and

•                  the valuation report of Planconsult Planejamento e Consultoria Ltda. to be considered at the meeting, a copy of which was included in the Report on Form 6-K we filed with the SEC on July 17, 2009.

These materials may be obtained from the SEC’s website at www.sec.gov.  All of these documents are also available on our website at www.perdigao.com.br/ir.

In order to be counted, the enclosed proxy card must be received by the Depositary no later than 5:00 p.m., New York City time, on August 13, 2009.

You may find it difficult to exercise your voting rights.  Holders of ADSs may exercise voting rights with respect to our common shares represented by ADSs only in accordance with the deposit agreement governing the ADSs.  To exercise your voting rights, you must instruct the Depositary on a timely basis.  If the Depositary fails to receive timely voting instructions for all or part of your ADSs, the Depositary will assume that you are instructing it to give a discretionary proxy to a person designated by us to vote those ADSs.  In addition, the Depositary and its agents are not responsible for failing to carry out your voting instructions or for the manner of carrying out those voting instructions. Accordingly, you may not be able to exercise your voting rights, and you will have little, if any, recourse if the common shares underlying your ADSs are not voted as requested.

Where You Can Find More Information

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which we file Annual Reports on Form 20-F, Reports on Form 6-K and other information with the SEC.  These materials may be obtained from the SEC’s website at www.sec.gov.  You may also request a copy of these materials from the Company at the address and telephone number set forth on the last page of this letter.  We urge you to read and consider, among other things, the following important information we have filed with the SEC:

•                  our Annual Report on Form 20-F for the year ended December 31, 2008, filed on June 30, 2009 (the “2008 Form 20-F”);

•                  the second Report on Form 6-K we filed on July 10, 2009 (the “July 10, 2009 Form 6-K”), which includes additional important information about the Company, Sadia and the proposed business combination; and

•                  any other filings we make or have made with the SEC on Form 6-K or otherwise.

Forward-Looking Statements

This letter, the accompanying notice of meeting and other documents regarding the Company, Sadia and the proposed business combination include “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, and the Exchange Act.  Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,”

“estimates” and similar expressions are forward-looking statements.  Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us.

Our forward-looking statements may be influenced by factors, including the following:

•                  the implementation of the principal operating strategies of our company, including integration of current acquisitions as well as acquisition or investment opportunities that may occur in the future;

•                  the cyclicality and volatility affecting our raw material and selling prices;

•                  health risks related to the food industry;

•                  the risk of outbreak of animal diseases, in particular avian influenza and A(H1N1) influenza, also known as “swine flu”;

•                  more stringent trade barriers in key export markets and increased regulation of food safety and security;

•                  strong domestic and international competition;

•                  general economic, political and business conditions in our markets, both in Brazil and abroad;

•                  interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies;

•                  the declaration and payment of dividends;

•                  the direction and future operation of our company;

•                  the implementation of our financing strategy and capital expenditure plans;

•                  the factors or trends affecting our financial condition or results of operations; and

•                  other factors identified in “Item 3. Key Information—D. Risk Factors” of the 2008 Form 20-F.

Because they involve risks and uncertainties, our forward-looking statements are not guarantees of future performance, and the actual results or developments may differ materially from the expectations expressed in the forward-looking statements.  We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

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The Company is not asking you for a proxy, and you are requested not to send the Company a proxy.  This letter is not intended to substitute the notice of meeting, the Form 20-F, the July 10, 2009 Form 6-K or any other sources of information about the Company, Sadia or the proposed business combination.

The SEC has not and will not approve or disprove of the proposed business combination or determined if this letter or any other document referred to herein is truthful or complete.  Any representation to the contrary is a criminal offense.

BRF — BRASIL FOODS S.A.

Contact:	Edina Biava
BRF — Brasil Foods S.A.
Av. Escola Politécnica, 760, Jaguaré
05350-901 São Paulo — SP
Brazil
Tel.: +55 11 3718-5301/5306
acoes@perdigao.com.br